EXHIBIT 12

Computation of Ratio of Earnings to Fixed Charges

Verizon Communications Inc. and Subsidiaries

(dollars in millions)	Nine Months Ended September 30, 2014
Earnings:
Income before provision for income taxes	$19,156
Equity in earnings of unconsolidated businesses	(1,811)
Dividends from unconsolidated businesses	26
Interest expense (1)	3,633
Portion of rent expense representing interest	674
Amortization of capitalized interest	143

Earnings, as adjusted	$21,821

Fixed Charges:
Interest expense (1)	$3,633
Portion of rent expense representing interest	674
Capitalized interest	324

Fixed charges	$4,631

Ratio of earnings to fixed charges	4.71

(1)	We classify interest expense recognized on uncertain tax positions as income tax expense and therefore such interest expense is not included in the Ratio of Earnings to Fixed Charges.